UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Special Shareholders Meeting

On April 27, 2022, 10:00 am local time (April 27, 2022 10:00 pm EST), China Xiangtai Food Co. Ltd. (the “Company”) held a special meeting of shareholders (the “Special Meeting”) at Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China. Holders of 43,499,728 ordinary shares of the Company were present in person or by proxy at the Special Meeting, representing approximately 56.59% of the total 76,866,454 outstanding ordinary shares as of the record date of March 21, 2022,and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the Special Meeting as of the record date. The matters submitted to a vote of shareholders at the meeting are as follows:

1.	To vote upon an ordinary resolution to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited for a total price of US$1,000,000 pursuant to the terms and conditions of the share purchase agreement dated March 31, 2022;

2.	To vote upon an ordinary resolution to appoint Mr. Lucas Wang as a director, Chairman of the Board and the Chief Executive Officer to replace Ms. Zeshu Dai;

3.	To vote upon a special resolution to change the name of the Company to Bit Origin Limited;

4.	To vote upon an ordinary resolution to increase the share capital from “US$1,500,000 consisting of 150,000,000 shares of US$0.01 each” to “US$3,000,000 consisting of 300,000,000 shares of US$0.01 each;” and

5.	To vote upon a special resolution to amend and restate the Company’s Memorandum and Articles of Association, as amended, to reflect the Name Change and the Increase of Authorized Share Capital and to change the address of the registered office of the Company.

All matters voted on at the Special Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast for or against and the number of abstentions and broker non-votes with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the shareholders as follows:

	For	Against	Abstain
To vote upon an ordinary resolution to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited	43,478,867	7,535	13,326

	For	Against	Abstain
To vote upon an ordinary resolution to appoint Mr. Lucas Wang as a director, Chairman of the Board and the Chief Executive Officer to replace Ms. Zeshu Dai	43,470,759	16,513	12,456

	For	Against	Abstain
To vote upon a special resolution to change the name of the Company	43,479,305	18,626	1,797

	For	Against	Abstain
To vote upon an ordinary resolution to increase the share capital of the Company	43,416,672	80,153	2,903

	For	Against	Abstain
To vote upon an ordinary resolution to amend and restate the Company’s Memorandum and Articles of Association	43,412,087	83,651	3,990

Exhibit Index

Exhibit No.	Description
99.1	Press Release - China Xiangtai Food Co., Ltd. Announces Results of Special Meeting of Shareholder, dated April 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2022	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board